This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

                                  Subject Company: ST Assembly Test Services Ltd
                                               Commission File Number: 000-29103
                                                         Date: February 11, 2004



The following is a transcript of a conference call which took place at 3.15pm, Singapore time, on February 10, 2004.

                                                 ST ASSEMBLY TEST SERVICES, LTD.
                                                       Moderator: Dennis McKenna
                                                           02-10-04/1:15 a.m. CT
                                                           Confirmation # 345790
                                                                          Page 1



                         ST ASSEMBLY TEST SERVICES, LTD.

                            MODERATOR: DENNIS MCKENNA
                                FEBRUARY 10, 2004
                                  1:15 A.M. CT



Operator:  Good afternoon, ladies and gentlemen, and welcome to the ST Assembly
          Test Services, Ltd. and ChipPAC, Inc. joint conference call. At this time, all lines have been placed on mute to minimize any background noise.

          We are joined by Mr. Tan Lay Koon, President and Chief Executive Officer of ST Assembly Test Services, Ltd., or STATS, and Mr. Dennis McKenna, President and Chief Executive Officer of ChipPAC, Inc., as well as by other members of senior management from both companies.

          Following brief prepared comments from both chief executives, we will be taking questions. After remarks by each of the speakers, there'll be a question-and-answer period. If you'd like to ask a question during this time, simply press the star key, followed by the digit one on your telephone keypad.

          Before we begin, on behalf of both companies, we must make a disclaimer regarding forward-looking statements. During this call, we will make forward-looking statements that involve risks and uncertainties concerning the proposed merger involving STATS and ChipPAC, the expected


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          financial performance of STATS and ChipPAC, as well as the strategic and operational plans of STATS and ChipPAC. Actual events and results may differ materially from those described in this call due to a number of risks and uncertainties.

          The potential risks and uncertainties include, among others: the possibility that the transaction will not close; that the closing may be delayed; the reaction of customers of STATS and ChipPAC to the transaction; the ability of STATS and ChipPAC to successfully integrate their operations and employees; the introduction of new products by competitors or the entry of new competitors into the markets for the products of STATS and ChipPAC; and economic and political conditions in the U.S. and abroad.

          More information about potential factors that could affect STATS' business and financial results are included in STATS' annual report on Form 20-F for the fiscal year ended December 31st, 2002, and in its report on Form 6-K disclosing its results of operations for the quarterly period ended September 30th, 2003, including without limitation under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are on file with the SEC and available at the SEC's Web site at www.sec.gov.

          More information about potential factors that could effect ChipPAC's business and financial results is included in ChipPAC's annual report on Form 10-K for the fiscal year ended December 31st, 2002, and in its form on - excuse me - and in its report on Form 10-Q for quarterly period ended September 30th, 2003, including, without limitation, under the caption "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are on file with the SEC and available and the SEC's Web site at www.sec.gov.

          Neither STATS or ChipPAC undertakes any obligation to update these forward-looking statements to reflect events or circumstances after the date of this call.



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                                                       Moderator: Dennis McKenna
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          In connection with our proposed merger, STATS and ChipPAC will file a proxy statement/prospectus with the SEC. Investors and security holders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by STATS and ChipPAC at the SEC's Web site at www.sec.gov.

          The proxy statement/prospectus and other documents may also be obtained for free from STATS by contacting STATS investor relations in the United States at telephone 408-586-0608 or email daviesd@statsus.com, that's daviesd - D-A-V-I-E-S-D - @statsus.com; or in Singapore at telephone number 65-6824-7705 or email angelaine@stats.st.com.sg; that's angelaine - A-N-G-E-L-A-I-N-E - @stots - excuse me - @stats - S T A T S - .st.com.sg; and from ChipPAC by containing ChipPAC - by contacting ChipPAC investor relations at telephone 510-979-8220 or email ir@chippac.com.

          STATS ChipPAC and certain of each of their executive officers and directors may deem to be participants in the solicitation of proxies of ChipPAC stockholders in connection with the proposed merger. Certain of such individuals may have interest in the proposed merger including as a result of holding options or shares of ChipPAC common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations, and interests of such persons involved in the solicitation by reading the proxy statement/prospectus when it comes available.

          Following the presentation, we will have a question-and-answer session. Please limit yourself to one question and one follow-up question. As a reminder, today's conference is being recorded.

          At this time, I would like to turn the call over to Mr. Dennis McKenna, Chief Executive Officer and President of ChipPAC. Please go ahead, sir.

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                                                       Moderator: Dennis McKenna
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Dennis McKenna: Good afternoon, everyone. My name is Dennis McKenna, Chief
          Executive Officer and President of ChipPAC. Thank you for joining us on such short notice today.

          As you have seen in our press release, STATS and ChipPAC have signed a definitive agreement to move in a stock-for-stock transaction valued at approximately US$1.6 billion. This is a very powerful combination of two of the world's leading companies in the semiconductor assembly and test industry and will create one of the world's premiere providers of fully integrated test and assembly solutions.

          This extraordinary announcement brings together the combined company revenues of approximately US$1 billion into 2004. It will be the second-largest test house and will have leadership in mixed signal testing going forward. It will also be one of the broadest product portfolios in assembly products and continued leadership in advanced packet technologies such as stacked die, system-in-a-package, or SiP, and wafer level packaging.

          The new company will have a global blue-chip roster of major semiconductor customers and a global manufacturing footprint spanning China, Korea, Malaysia, Singapore, Taiwan and the United States, with close proximity to the major hubs of wafer fabrication providing customers with total supply chain solutions. It will also be able to combine exposure to the fastest-growing end user segments such as communications and digital consumer electronics with one of the strongest balance sheets in the industry.

          STATS shareholders will own a majority of the combined company on a fully-diluted basis. Charles Wofford, Chairman of STATS, will remain Chairman of the Board of the combined company. I, Dennis McKenna, will be the Vice Chairman and a member of the board; and Tan Lay Koon will be the President and Chief Executive Officer of the combined company. The

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          proposed name of the new company is STATS ChipPAC, Ltd. and will be headquartered in Singapore.

          It is now my pleasure to turn over the call to Tan Lay Koon, President and Chief Executive Officer of STATS.

Tan Lay Koon: Thank you, Dennis. We're clearly very excited about this combination, given the compelling benefits to our customers, employees and shareholders. In terms of a timeline, we're targeting to close this by the end of the second quarter of this year. The strategic rationale for this merger is many-fold.

          First, we are building a robust platform for growth as one of the world's leading independent suppliers of high-end packaging, design, assembly and test solutions with the scale, structure and financial position to invest in our customers' future growth. STATS ChipPAC, Ltd. will truly be a global player who can provide fully integrated, multi-site, unparalleled, end-to-end assembly and testing solutions by combining the testing excellence of STATS with the package development and manufacturing assembly excellence of ChipPAC.

          We believe this is a powerful differentiating factor and a compelling value proposition for our customers. We will be a leader in the fastest-growing market of the semiconductor industry, namely, communications, consumer and multi-applications, and with significant exposure to the important computing and industrial segments. Our product portfolio will include the most advanced test and assembly technology such as strip test, higher mixed signal test, chip-scale, stacked die, flip-chip, wafer level, and system-in-package technologies and wafer bumping capabilities.

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                                                       Moderator: Dennis McKenna
                                                           02-10-04/1:15 a.m. CT
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          We will have greater breadth and diversity of customers with a well-positioned and balanced customer based of IDMs, fables and foundry customers. Nearly every major semiconductor company will be our customer.

          In addition, we will be able to leverage our collective R&D base of over 250 engineers, one of the largest in the industry, and ensure continual leadership in advanced semiconductor packaging and test. This will allow STATS ChipPAC to effectively pursue new markets for electronic component integration.

          Due to the complimentary nature of this merger, we believe that the integration will be relatively straightforward and will have minimal impact on employees and our operations of our existing plants. We expect about $25 million to $30 million in annual cost savings and further savings from capital avoidance, interest savings and longer-term revenue synergies can also be expected.

          With that, we conclude our prepared remarks, and Dennis and I are now happy to take questions from you.

Operator: Thank you. The question-and-answer session will be conducted electronically. If you would like to ask a question, please do so by pressing the star key followed by the digit one on your touch-tone telephone. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. We will proceed in the order that you signal us and will take as many questions as time permits. Once again, please press star, one on your touch-tone telephone to ask a question. If you find that your question has been answered, you may remove yourself from the queue by pressing the pound key. We'll pause for just a moment to give everyone a opportunity to signal for questions.

          We'll first take our question - our first question from Patrick Yau, ING.

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                                                       Moderator: Dennis McKenna
                                                           02-10-04/1:15 a.m. CT
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Patrick Yau: Hi, good evening and good afternoon, gentlemen. I have two questions with regard to this. Number one, could we have some color in terms of the planned rationalization that may occur post to completion of this deal? And the second question I have is, is there a guidance at this stage in terms of the cap ex which the combined company will be looking at for this financial year?

Tan Lay Koon: Patrick, let me take the questions, then I will ask Dennis to add on his perspective.

          I think if you look at the two companies, I think one of the great attractions is how complimentary the two companies are. You know, as you know, STATS has got manufacturing sites in Singapore and in Taiwan, which are the two major semiconductor foundry houses. ChipPAC has got three sites, one in Malaysia, which has got an emerging foundry house. They got a very established operations, probably one of the most developed operations in China, in Shanghai and in Korea. So, if you look at the landscape and you look at the manufacturing site, they are very complimentary and they all are in strategic locations near where the foundry house are.

          Secondly, if you look at where we are in the cycle of our business, we're at the ((inaudible)) of, you know, obviously what we all agree is going to be - is good recovery. On a stand-alone basis both of us are having to go in a - having to add resources in terms of people, equipment - and, you know, in the case of STATS, you know, space and facility as I have indicated.

          So, in that context, in the context of how complimentary the two companies are, you know, my initial assessment is that, you know, there is really very minimal overlap, very little need for any, you know, immediate and significant rationalization. And in fact, you know, the plants, you know, should be able to really perform and execute in substance, you know, as they are today.

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                                                       Moderator: Dennis McKenna
                                                           02-10-04/1:15 a.m. CT
                                                           Confirmation # 345790
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          Going forward, obviously, you know, we'll look at, you know, potential areas where you can extract synergy, you know, for example, you know, common purchasing. Together will be one of the biggest, you know, buyers of material whether it's ((inaudible)). That clearly is something that we will look at to extract value from, you know, rationalization, obviously, you know, common practices, best practices, QA systems and the like.

          In terms of the cap ex, we have guided about 200-250. I think ChipPAC is probably around 200, which is, you know, my understanding and then, Dennis, you can - you can be more precise on that. And where we are today, you know, some capital avoidance, I think, we see some potential in that in respect of, you know, obviously, on STATS perspective. We talked about building a plant in China earlier on. Now clearly with the operations that ChipPAC has and a very established operation, that's obviously not necessary today.

          And you know, clearly some mutual customers those, you know - another great strength of this transaction is how complimentary the two customer base is very little overlap. But in the event where there is overlap then, obviously, you know, we don't have to put in the same amount of testers and multiply it by two times for that, you know, same customer if that's not what is needed.

          Dennis, you want to just add your perspective.

Dennis McKenna: I think it was well said, Lay Koon.

          Let me further add some key points that Lay Koon mentioned. You know, the manufacturing sites that he pointed out, these are the platforms for growth. These are the platforms in which we're going to be able to apply our cap ex going forward to the strategies that Lay Koon and I have shared and the vision that we share of our industry and the opportunity.

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                                                           02-10-04/1:15 a.m. CT
                                                           Confirmation # 345790
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          As Lay Koon indicated, we're at the cusp of significant growth in this business. The forecasts show a compounded annual growth rate somewhere in the area of 20 percent for the semiconductor outsourcing arena versus the semiconductor industry at 20 percent.

          And when you think about that kind of growth and what ChipPAC would have to do standalone and STATS would have to do standalone in making significant investments in brick-and-mortar and in equipment, from a (Greenfield) kind of startup, from an infrastructure that is new, those are significant costs beyond what you just spend in cap ex dollars or in brick-and-mortar, is impacting our ability to take advantage of that significant growth.

          With these platforms that we have in these sites, which are very sizable operations in Taiwan, Malaysia, China, Singapore, Korea and in the U.S., we can take the strengths of both companies and accelerate the pace of growth. And that is the power of this combination going forward.

          So, there's very little redundancy. We only see enhancements of the organizations to be able to feed on the strengths that we both bring in these particular sites. And on a cap ex standpoint, as we said, we're not going to be out there spending the same cap ex dollars competing for the same business that we may have with common customers or customers we're both pursuing. And that's going to create a very stable environment relative to capacity. We're going to make those investments where we can go leverage better growth, better profitability, and bring significant value to our shareholders through this growth platform that we have defined in this merger.

Operator:  Anything further, Mr. Yau?

Patrick Yau:  Thank you.

Operator:  Our next question comes from Theodore Teo, Nomura.

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                                                 ST ASSEMBLY TEST SERVICES, LTD.
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Theodore Teo: Hi, Lay Koon. I just want to see if you can give us a little sense of how you arrived at the exchange ratio of .87 to that ADS for ChipPAC. That's my first question. I have a follow-up.

Tan Lay Koon: OK, sure. You know, obviously, we look at, you know, a number of the way, you know, to really have a triangulation of what we're seeing is fair value, you know, not one thing single data point, not one methodology, and you know, we look at a number.

          One is, obviously, looking at how the stock has performed versus STATS stock, you know, over a period. We look at 30 days. And if you look at, for example, at the premium over the 30 days top price of ChipPAC, for example, is, you know, actually less than 30 percent premium. You know, that's one way that we look at. You know, obviously, one data point in industry as volatile as ours is, you know, is not a good data point. So, we look at average over 30 days stock price, exchange ratio and the like.

          We also look at, for example, contribution analysis, right, what is the fair contributions of the two companies. And if you look at two or three numbers that were pronounced, there were roughly 50/50, right. You know in some areas like revenue we're probably a little bit shy of that; and in some areas like EBITDA we're probably north of 50, right, but roughly 50/50. So, on that measure again, it's like, you know, 50/50. And that's what the .87 exchange ratio, you know, implied. It's about, you know, I think slightly north of 50 percent, 54 I think for STATS shareholders and about 46 for ChipPAC.

          Then we obviously look at all those ratios and then do a standing fee check on, you know, preseason analysis, comparable companies valuations, you know, what's up in the market. And our conclusion is, based on that I think a fair and reasonable price considering all this, you know, methodologies and considering the fact that this is an all-share transaction. And at end of the day, all these do not - you know, they take into account, you know, the potential synergy and the

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          strategic benefit and the compelling value that the two companies bring together because we are so complimentary to one another.

          You got a follow-up, Theodore?

Theodore Teo: Could you - could you tell us what is your number of testers and the number of wire bonders you had at the end of Q4?

Tan Lay Koon: In the combined company or ...

Theodore Teo: Just ChipPAC.

Dennis McKenna: Yes ...

Tan Lay Koon: Dennis.

Dennis McKenna: Yes, within the combined company or with ChipPAC the number of wire bonders was approximately 1,200-1,250, somewhere in that area. And - I'm sorry, that number I think is more around 1,600. And in regards to the number of testers it's somewhere in the area around 325.

          I believe the numbers that we have for the combination of the company is 825 testers and 2,470 wire bonders.

Operator: Moving on we'll take our next question from Sarmah Pranab, Daiwa
          Institute of Research.

Sarmah Pranab: Thank you. Lay Koon, could you give us a little bit of color on how the balance sheet will look like after this merger and whether there could be some goodwill on the balance sheet? And if at all, how you are going to treat that on the accounting perspective?

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Tan Lay Koon: Yes, sure, Pranab. You know, yes, there's going to be goodwill in the transactions. It's just, you know, something that falls out from accounting. Goodwill is probably about $900 million. And as you know, under U.S. GAAP now, you know, goodwill stays on the balance sheet, you know, we'll obviously evaluate it once the - you know, every year for a possible, you know, impairment. But you know, it stays on the balance sheet.

          Potentially, we could account for some of the goodwill that's intangible just in terms of the (ID), that's very standard, too. And in the event that we do that, then we'll likely amortize that, you know, over seven years, which is the industry standard.

          Now the balance sheet actually is going to be one of the strongest in the industry, even combined. We going to have net debt, you know, that is the lowest in the industry. We're going to have, you know, debt to EBITDA that is going to be, you know, one of the lowest in the industry as well. So, it's going to be a very strong balance sheet even combined compared to, you know, virtually, you know, all the major players in this industry.

          Just to give you some perspective for example, net debt to the last (government) is 1.7 times.

Sarmah Pranab: And I have a question on ChipPAC, could you comment little bit on your stacked die production process and how - whether you have certain patents on there or you are going to - what is called license that patent to other packaging company on the stacked die for CSP?

Dennis McKenna: Yes. In the stacked die area, ChipPAC has an enviable position within the overall marketplace. Data that we use and we publish relative to our position in stacked die especially in the wireless handset marketplace this past year, we had somewhere in about 20 percent of the overall market for two-die and up stacked die packages. And if you look at it from three-die stack


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          and up in that wireless marketplace our estimated market share was something north of 60 percent in that area.

          So, we have a very strong position. Our customer base is very diversified globally. Europe, Japan, U.S., other parts of Asia, with all the leading manufacturers of flash memory both (NOR and NAN) and also DSP providers utilizing this in both wireless handsets, PDAs, digital cameras, storage memory. So, we're in a very strong position there and we see a huge opportunity going forward to take that strength in the packaging area in stacked die and combine that with the strength of STATS' mixed signal testing to bring an end-to-end solution, a total solution to our customers. And we believe that that's going to be significant growth driver and profit driver for the combined company going forward.

          As far as the patents for stacked die technologies, we do have patents that are in various stages of application. And we have some very exciting technologies that we will be announcing in this arena very shortly in conjunction with some very key customers, and have applied for some significant patents in this area. And we will be offering to license this technology to companies that want to produce and develop this area so that we can continue to proliferate what we will - what we believe is a significant growth package for our industry and will be a significant contributor of growth and profitability to STATS ChipPAC, Ltd. going forward.

Sarmah Pranab: I think that probably there are certain amount of power electronics products being packaged out there. Whether there's any synergy between ST Assembly and the power electronic side, I really can't find out any about its synergy, but if you can enlighten me on that side anything?

Tan Lay Koon: I think - Pranab, I think, yes, clearly, you know, they bring the other dimension which is, you know, significant exposure to the whole high-growth segment of power management and particularly strong in this ((inaudible)). You know, it's not traditionally, you know, a certain one

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          that's ((inaudible)) so obviously in terms of what we have and what they have right now, you know, there's no overlap.

          We have customers, however, STATS meaning - ((inaudible)) customers, however, where they actually have got a much broader exposure to power management and to this ((inaudible)) than we have historically engaged in. And because we don't have the technology, we don't have the capabilities, our engagements of these customers are focused on the communications space. And today - and that is one of the beauty of this transaction that we add capabilities together and with that enhance capabilities now allows us to go back to some of this customers and say, hey, you know, I'm already working on this for you.

          Historically, you know, we don't talk about this, but now with ChipPAC and us combined, as a combined company, we have that full ((inaudible)) of capabilities that you need and let's talk about it and let's talk about how we can service you better in addition to what, you know, STATS has historically service you.

          And vice-versa, in the case of ChipPAC, you know, there, obviously, a lot of business that they do and a lot of assembly that they do and, you know, the ((inaudible)) that they do is not to the magnitude that we do and that is an area where, you know, as we said, potentially could be revenue synergy. And you know, we'll not quantify that at this point and this transaction is not dependent on that, but those clearly are the, you know, additional value propositions that this combination brings.

Operator: And just as a reminder, if you would like to ask a question, please press star one. We'll take our next question from Lim Keng Hock, CLSA.

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Lim Keng Hock: Hi, Lay Koon. Could you give us an idea of who would be the top customers for the combined entity and say, like, you know, as a percentage of the business how significant would the top 10 customers be?

Tan Lay Koon: I wouldn't - I wouldn't run down the list. I think what I would suggest you do is, you know, all the major names like, you know, historically you know who our customers are, you know, ((inaudible)) Broadcom, Motorola. If you look at ChipPAC, they've got all the blue-chip major IDMs like, you know, Intel, IBM, ((inaudible)), you know, ((inaudible)), you know, the whole list. The key point really I want to make is that, you know, every - almost every major semiconductor company will be a customer of the combined company.

          And the other key point is, you know, what you alluded to in hitting the nail on the head, combined we will have a much more diverse customer base and in our numbers shows that, you know, probably at best - you know, at best, you know, one 10-percent customer. So, it's how broad based it will be compared to what we both are today without combining.

Operator: We'll take our next question from Dharmo Soejanto, Kim Eng Securities.

Dharmo Soejanto: Good afternoon, gentlemen. Maybe you can help me get the numbers right. I did - I did a check on ChipPAC's share count, and I'm not sure if I'm looking it right. I think I saw like 97 - about 97 million shares outstanding. And if I use 97 multiplied by .87 multiplied by 13.32, I get a value - a transaction value of about 1.1 billion. But your release says that the value is 1.6 billion. So, I'm not sure where I'm - where I'm getting it wrong.

Tan Lay Koon: Dharmo, I - you know, I don't want to get into details of how many share counts and all that. I think what you probably needs is that - you know, typically an M&A transaction people talk about aggregate value not just equity value.


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Male: You didn't see - he didn't do the fully converted methods.

Tan Lay Koon: And maybe you didn't do that fully converted, you know, because there are, you know, convertible bonds outstanding. So, if you would like I can get, you know, people to give you the details of how they arrive at that. But the numbers are checked many times; I think they are correct.

Operator: We'll now take a questions from Rob Henley, UBS.

Rob Henley: Hi, there. I was wondering about a bit more detail on the regulatory approvals that you need and any timing on the shareholder votes?

Tan Lay Koon: I think we expect that probably sometime, you know, second quarter of this year, obviously subject to, you know, shareholders vote, you know? We have not, you know, determined the precise time yet but I think you'll hear regulatory approvals, shareholders vote and I think the timing is, you know, sometime second quarter of this year.

Rob Henley: Can you go into more detail about which particular regulatory approvals you need?

Tan Lay Koon: Nothing out of the ordinary. You know, you know, obviously, ruling from the IRS on, you know, this is going to be a taxable - sorry, a tax-free transaction, you know, they are ruling on that. And then the other - well, I'm not a lawyer, so I would say standard regulatory approval; nothing that is out of the ordinary is needed.

Operator: And as a last reminder; if you would like to ask a question, please press star one on your phone. We'll take a question from Szeho Ng, J.P. Morgan.






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Szeho Ng: Hi, good afternoon. Could you elaborate about the degree of customer overlap between the two companies?

Dennis McKenna: Well, we have very little overlap, as Lay Koon has indicated.
          Our of our customer mix, you know, there might be three or four customers that we have overlap and the level of business that we do with those customers are very complimentary to one another. So, that's really the - one of the key benefits that we have seen to bring the strengths of STATS business model into the ChipPAC customer structure and vice-versa, the strength of ChipPAC's package technology to further enhance STATS' position within their customer base, and in combination continuing to pursue our ability to bring on new customers that we may not otherwise be engaged in.

Szeho Ng: OK. And I do have another question. Do you find that they're charging for you to offer an ((inaudible)) solution for advanced products given the fact that I know that advanced packaging at ChipPAC is done in Korea but, therefore, advanced testing STATS is done using for?

Dennis McKenna: No. In fact, our highest-level packaging, indeed, is done in Korea but we also do testing, mixed signal testing, there. All the ChipPAC factories, our objective is what we assemble we also test.

Szeho Ng: OK.

Dennis McKenna: And you know, we look to build off of that strength. We don't test all the product that we build and we expect to bring the staff's expertise to bear on those solutions and really where we see a much greater trend where customers are asking for turnkey solutions across all the products that we build.

Szeho Ng: OK.  Thank you very much.

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Operator: We'll now go to Pearly Yap, Bank National Paris.

Pearly Yap: Hi. Just some questions on the financials of ChipPAC, I see in your balance sheet at the end of 2003, you have about 365 million in debt and convertibles. With this transaction how much of that debt will be retired?

Bob Krakauer: Yes, that would be determined on a go-forward basis by the combined company, but obviously, we would have opportunities to refinance especially our high-yield bond which bears an interest rate of 12-and-three-quarters interest rate, and that would be callable on a go-forward basis.

Pearly Yap: So, in the - just direct me for this deal, is there any that is immediately retired?

Bob Krakauer: No, there is no plan to retire any debt immediately.

Tan Lay Koon: There's some change of control provisions in some of the debt, but I think, you know, in practical terms, you know, those are trading at levels above, you know, some of the portable levels. So, in practical terms we don't see any of the debt being put or retired.

          There's obviously, the 12-and-a-half percent that Bob, the CFO of ChipPAC alluded to, which is callable in August. And that clearly, ((inaudible)) for the combined company going forward to call the debt and retire, you know, the debt and refinance it.

Dennis McKenna: But again, all the debt is long-term debt and there's nothing short term on the horizon here that we need to worry about.

Operator: And we have one follow-up question from Lim Keng Hock, CLSA.

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Lim Keng Hock: Hi. Lay Koon, you mentioned cost savings of about 25 or 30 million. Could you elaborate on where these cost savings are coming from?

Tan Lay Koon: Sure. I think, you know, obviously, in terms of, you know, cost of goods sold in areas like, you know, common purchasing is an important example.

Lim Keng Hock: Right.

Tan Lay Koon: We think that, you know, there is benefits to be get there.
          Obviously, there's some overlap in terms of, you know, some officers that we have in the United States. Some overlap in terms of, for example, in R&D in - even that we're working on the same programs developing the same technology. Now we can rationalize that and, you know - and put the resources to other use.

          So, a number of areas and I think we've taken a fairly conservative approach. And the key really is in this transaction is that all these are really in addition, you know, the strategic rationale, the complimentary of the two business is, you know, is compelling.

Lim Keng Hock: And from an operations standpoint of view, in what way would the combined entity be more efficient? Will you have a shorter turnaround time, or - and basically are there any new customers which you're able to approach now as a combined entity which you could not do so previously as standalone companies?

Tan Lay Koon: I would think so - I would think so. Like, you know, Dennis, you know, said a lot about stacked dies and their leadership in stacked dies and, you know, that's an area that clearly, you know, they, you know, have more penetrations and more progress than we have. And you know, that's a area where, you know, we have customers, wireless customers for ((inaudible)) wireless that have got that kind of needs that today we're talking to them.

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          And you know, we're not at a stage where - on a standalone, you know, will take us, you know, some time, you know, six months to nine months, to get that up and running, to get that qualified. And now with the proven technology that they have, clearly something that we can now go to customer and say this is proven, you know, we've run millions of parts on this technology, you know, qualify us and then we can do it for you because we're already testing your products.

Lim Keng Hock: And on operational efficiency basis, where are the areas that you see ((inaudible)) enhancement?

Tan Lay Koon: I think as I've said, right, if you look at the plants and where they are and look at what they're focused on, the way that we have run our plants, for example, you know, Singapore and Taiwan serves a different purpose. The way ChipPAC is run their plants is of the plants focuses on, you know, particular technology that plays on the strength that they have. You know, for example, Malaysia is (discreet), Korea a lot of the BGA stuff and they're moving a lot of the leader products, you know, out from, you know they used to do in Korea into China.

          So, they are very complimentary in that sense. Obviously, the efficiency and the value we can get going forward is, you know, a lot of best practices, commonalities, rationalizations of product over time but not necessarily immediately because we - as we said, and Dennis and I said, you know, when it comes to the recovery, we need to get resources, we need to get more people.

          But over time, yes, rationalize - some of the products that we're building that we were contemplating moving to China when we have the China plants today, you know, that is immediate and real opportunities that we can look at.

Dennis McKenna: We have customers that all want to go to China sooner than later. And I think this helps accelerate that process certainly within the STATS customer base. We have customers

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          that also want to go to China and they want to do more tests with the strength of STATS test platforms. We can accelerate that. And if you look a ChipPAC's overall customer base, across our manufacturing areas, we do very little wafer sort. So, that's a revenue synergy that we can build off of very, very quickly based on the competencies that STATS has within their existing operations.

          So, we think those and many more are going to be very exciting to our customers and really provide a lot of confidence for them to accelerate their processes going forward.

Operator: Now take a question from Tee Wee Lim, UBS.

Tee Wee Lim: OK. I'm just trying to understand this a little bit better.
          Will the number of shares be adjusted for any changes in the share price of STATS? That's the first question.

Tan Lay Koon: No.  The exchange ratio is - it's fixed.

Tee Wee Lim: OK. The second question is for ChipPAC, is the China plant profitable at the moment?

Dennis McKenna: Yes, it is.

Tee Wee Lim: OK. And the third point actually was name of the customers may not be adequately provided. I'd just like to know in terms of the mix, IDMs versus fabless versus foundries, how much of ChipPAC's revenues actually coming through from IDMs?

Dennis McKenna: Yes. I believe that number is somewhere in the area of about
          60 some odd percent.

Tee Wee Lim: OK. And what about fabless?

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Dennis McKenna: Fabless is somewhere in the 30 percent area. And the balance would be coming from foundries.

Operator: We do have a follow-up question from Patrick Yau, ING.

Patrick Yau: Lay Koon, if I could understand ((inaudible)) in terms of how this transaction actually helps your packaging arena, I mean, you do actually have access to some of ChipPAC's packaging technology, let's say for last year. What kind of revenue upside would you think you could have actually ((inaudible)) for your packaging unit so that we can gauge this in terms what we can model for 2004?

Tan Lay Koon: Patrick, I think you stumped me on that question. Let me answer that in a ((inaudible)).

Male:     Right.

Tan Lay Koon: The two things that is needed in the packaging business, one is, you know, obviously, having the technology. The other thing that you need is having that volume production track record.

Male:     Right.

Tan Lay Koon: Because having the technology itself is not enough per se if you don't have the volume production track record to give customers the comfort that they're not the, you know, ((inaudible)) our customer.

          You know, the combination of these two companies - look at assembly. Obviously, ChipPAC has a much longer history, is much bigger in terms of assembly, has got volume production track

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          record in ((inaudible)). Here's where, you know, we are. We are
          ((inaudible)) and we are in volume production, but not to the same degree of history that they have.

          And that, you know, is something that together - very strong compelling value to customers to say, hey, you know, let's stop this and this is all proven technology for ((inaudible)), you know, is very stable operations, let's get you going because we're testing your part. And that vice-versa in respect of what we have done in terms of the experience in testings done of the past.

Dennis McKenna: The complexity of the packages that we're all asked to build going forward with the fine pitch, 300 millimeter, low-K copper is putting more pressure on the package and test companies going forward. And as Lay Koon indicated, you know, they're placing these valuable 300-millimeter wafers in the hands of people that are going to be able to bring that technology into high volume manufacturing and capture time to market, capture the highest yields with the highest quality.

          So, these are some of the attributes that the combined entities will have and be able to take best practices and accelerate our activities and make more robust capabilities within all of our manufacturing facilities.

          Our intent is not just to build advanced products in Korea or move everything to China. Singapore, Taiwan, Malaysia are outstanding growth platforms for this company and Lay Koon and the management team will make those decisions to take advantage of those strategies for those specific geographies and the nature of those wafer fabs going forward and we will be able to bring a higher level of confidence in a much shorter period of time with the package and test technology that can go into those facilities.

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Tan Lay Koon: I think - I think on that high note, I think, you know, we will end this conference call. And thank you very much. Thanks to all of you for, you know, getting on this call at such short notice and thanks to ((inaudible)) for staying awake at wee hours of morning in Californian time.

Dennis McKenna:  Thank you everyone.

Male:     Thank you.

Male:     Thank you.

Operator: And that does conclude today's conference. We thank you all for your participation. You may now disconnect.

                                      END